Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated January 27, 2025

Relating to Preliminary Prospectus Supplement Dated January 27, 2025

Registration Statement No. 333-279338

Common stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the public offering described below and should be read together with the preliminary prospectus supplement dated January 27, 2025, or the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Akero Therapeutics, Inc. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of outstanding options or warrants, no settlement of outstanding restricted stock units, no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Akero Therapeutics, Inc.

Common stock offered by us:	$300.0 million shares of our common stock.

Pre-funded warrants offered by us:

We are also offering, in lieu of common stock to certain investors that so choose, pre-funded warrants to purchase shares of our common stock. Each pre-funded warrant is exercisable for one share of our common stock. The purchase price of each pre-funded warrant will equal the price per share at which shares of common stock are being sold to the public in this offering, less $0.0001, which is the exercise price of each pre-funded warrant. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance until the date the warrant is exercised in full, subject to an ownership limitation and in some cases clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act. See “Description of pre-funded warrants” for additional information. This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to the issuance of shares of common stock upon the exercise of the pre-funded warrants during the 90-day period following the date of the final prospectus supplement to be filed in connection with this offering.

Option to purchase additional shares:	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $45.0 million of additional shares of common stock.

Common stock to be outstanding immediately after this offering:	shares of common stock (or shares if the underwriters exercise their option to purchase additional shares in full), in each case, assuming no exercise of any pre-funded warrants offered or sold by us.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $    million, or approximately $    million if the underwriters exercise their option to purchase additional shares from us in full.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to continue to advance the clinical development of EFX, including our ongoing Phase 3 SYNCHRONY Histology, Phase 3 SYNCHRONY Real-World and Phase 3 SYNCHRONY Outcomes studies, manufacture drug product, and prepare for a potential commercial launch, with the remainder for working capital and other general corporate purposes. See “Use of proceeds” for additional information.

Risk factors	Your investment involves a high degree of risk. See “Risk factors” below, as well as “Risk factors” beginning on page S-7 of the Preliminary Prospectus Supplement and other information included and incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, for a discussion of factors that you should carefully consider before deciding to invest in our securities.

Nasdaq Global Select Market symbol and trading

“AKRO”

There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on The Nasdaq Global Select Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of pre-funded warrants.”

Risk factors

If you purchase our common stock or pre-funded warrants in this offering, you will incur immediate and substantial dilution in the net tangible book value of your shares.

Sales of a substantial number of shares of our common stock or pre-funded warrants in the public market could occur at any time, including pursuant to the ATM Program (as defined below). The offering price of our common stock is substantially higher than the net tangible book value of our common stock before giving effect to this offering. Therefore, if you purchase shares of our common stock or pre-funded warrants in this offering, you will incur immediate substantial dilution of $    per share, based on the public offering price of $    per share. Furthermore, if the underwriters exercise their option to purchase additional shares, you will experience further dilution. For additional information on the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Future sales or issuances of our common stock, including any shares issuable upon exercise of any pre-funded warrants, or pre-funded warrants in the public markets, or the perception of such sales, could depress the trading price of our common stock.

The sale of a substantial number of shares of our common stock, including any shares issuable upon exercise of any pre-funded warrants, pre-funded warrants or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We may sell large quantities of our common stock or pre-funded warrants at any time in one or more separate offerings in the future. We cannot predict the effect that future sales of common stock, pre-funded warrants or other equity-related securities would have on the market price of our common stock.

There is no public market for the pre-funded warrants being offered in this offering. The pre-funded warrants are not listed on any exchange and we do not intend to list the pre-funded warrants on any exchange.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on The Nasdaq Global Select Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

We will not receive a significant amount or any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant is exercisable for $0.0001 per share of common stock underlying such pre-funded warrant, which may be paid by way of a cashless exercise, in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we will not receive a significant amount of additional funds (if any) upon the exercise of the pre-funded warrants.

Except for the right to participate in certain dividends and distributions, holders of the pre-funded warrants will have no rights as stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of common stock underlying such pre-funded warrants, except that the holder of a pre-funded warrant shall be entitled to participate in certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration, subject to certain ownership limitations and in some cases clearance under the HSR Act. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the exercise date. See “Description of pre-funded warrants—no rights as a stockholder.”

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates and other attribution parties, as defined under “Description of pre-funded warrants—exercise limitations”) to exceed a certain percentage of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise. However, subject to certain limitations, any holder may increase or decrease such percentage to any other percentage not in excess of 24.99% upon at least 61 days’ prior notice from the holder to us. In addition, where a holder notifies us that a filing under the HSR Act is required, we may not effect the exercise of any portion of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its attribution parties) to equal or exceed the HSR Threshold (as defined below), until the applicable waiting period under the HSR Act has expired. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

If we do not maintain a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the pre-funded warrants, holders will only be able to exercise such pre-funded warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the pre-funded warrants at the time that holders wish to exercise such pre-funded warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of our common stock that holders will receive upon exercise of the pre-funded warrants will be fewer than it would have been had such holder exercised the warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their pre-funded warrants for cash if a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the pre-funded warrants is available.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $    million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $    million if the underwriters exercise their option to purchase additional shares from us in full). We will receive nominal proceeds, if any, from the exercise of the pre-funded warrants.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to continue to advance the clinical development of EFX, including our ongoing Phase 3 SYNCHRONY Histology, Phase 3 SYNCHRONY Real-World and Phase 3 SYNCHRONY Outcomes studies, manufacture drug product, and prepare for a potential commercial launch, with the remainder for working capital and other general corporate purposes. We may also use a portion of our net proceeds, together with our existing cash, cash equivalents and marketable securities, to develop, co-develop, acquire or invest in products that are complementary to EFX to expand our pipeline. However, we currently have no agreements or commitments to complete any such transaction.

Based on our planned use of the net proceeds, we believe the proceeds of this offering, together with our existing cash, cash equivalents and marketable securities will be sufficient to fund our current operating plan into 2028. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. The expected use of the net proceeds to us from this offering represents our intentions based upon our current plans and business conditions.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and marketable securities and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials and the timing of regulatory submissions. Accordingly, we will have broad discretion in using these proceeds.

Pending the uses described above, we plan to invest the net proceeds of this offering in short- and immediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The amounts and timing of our actual expenditures will depend on numerous factors, including the factors described under “Risk factors” and under “Risk factors” in the Preliminary Prospectus Supplement, the accompanying prospectus and in the documents incorporated by reference herein, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Dilution

If you purchase shares of our common stock or pre-funded warrants in this offering, your ownership interest will be diluted immediately to the extent of the difference between the assumed public offering price per share of common stock or pre-funded warrant in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering.

As of September 30, 2024, we had net tangible book value of approximately $738.3 million, or $10.61 per share of our common stock, based upon 69,614,587 shares of our common stock outstanding as of that date. Historical net tangible book value per share is the amount of our total tangible assets less our total liabilities. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. Historical net tangible book value per common share is our historical net tangible book value divided by the number of shares of common stock outstanding as of September 30, 2024.

After giving effect to our issuance and sale of (i)   shares of our common stock in this offering at the public offering price of $   per share and (ii) pre-funded warrants to purchase up to   shares of our common stock in this offering at a public offering price of $   per pre-funded warrant (which equals the public offering price of the common stock at which shares of our common stock are being sold to the public in this offering less the $0.0001 per share exercise price of each such pre-funded warrant), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding any proceeds which may be received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants, our as adjusted net tangible book value as of September 30, 2024 would have been approximately $   million, or approximately $   per share. This represents an immediate increase in as adjusted net tangible book value per share of $   to our existing stockholders and immediate dilution in as adjusted net tangible book value per share of approximately $   to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share (or pre-funded warrant) paid by new investors participating in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$
Net tangible book value per share as of September 30, 2024	$10.61
Increase in as adjusted net tangible book value per share attributable to investors participating in this offering
As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to investors participating in this offering		$

If holders of pre-funded warrants exercise the pre-funded warrants offered hereby, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $   per share, and the dilution in net tangible book value per share to investors purchasing common stock in this offering would be $   per share.

If the underwriters exercise in full their option to purchase additional shares of common stock (and excluding shares of common stock issued and any proceeds received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants), the as adjusted net tangible book value after this offering would be $   per share of our common stock, representing an increase of as adjusted net tangible book value of $   per share to our existing stockholders and immediate dilution of $   per share to new investors purchasing shares in this offering.

The foregoing tables and calculations (other than historical net tangible book value) are based on 69,614,587 shares of our common stock outstanding as of September 30, 2024 and excludes:

•	7,296,394 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2024 with a weighted-average exercise price of $23.47 per share;

•	536,717 shares of common stock issuable upon the vesting of restricted stock units as of September 30, 2024;

•	2,892,453 shares of common stock reserved for future issuance as of September 30, 2024 under our 2019 Stock Option and Incentive Plan;

•	1,980,783 shares of common stock reserved for the future issuance as of September 30, 2024 under our 2019 Employee Stock Purchase Plan;

•	64,257 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2024, with an exercise price of $8.17 per share;

•	211,137 shares of common stock issuable upon the issuance of warrants available for grant as of September 30, 2024, with an exercise price of $8.17 per share; and

•

2,630,395 shares of common stock sold since September 30, 2024 under an “at the market” equity offering program that we entered into on March 17, 2023 with Jefferies LLC (the “ATM Program”) and up to $181.7 million of shares of our common stock remaining to be sold under the ATM Program. We have agreed not to make any sales under the ATM Program for the 30-day lock-up period applicable to us and as described in the section titled ‘‘Underwriting” in the Preliminary Prospectus Supplement.

To the extent that new stock options are issued or any outstanding options are exercised, or we issue additional shares of common stock or pre-funded warrants in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Description of pre-funded warrants

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by this prospectus supplement. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to the investors. The form of pre-funded warrant will be filed as an exhibit to our Current Report on Form 8-K that we expect to file with the SEC in connection with this offering.

Term

The pre-funded warrants do not expire.

Exercisability

Subject to certain limitations described below in “—Exercise limitations,” the pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may elect to exercise the pre-funded warrant through a cashless exercise, in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant.

No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of any fractional shares that would otherwise be issuable, we will pay in cash to an exercising holder the fair market value, determined according to the terms of the pre-funded warrant, for any such fractional shares.

Exercise limitations

Under the pre-funded warrants, we may not effect the exercise of any portion of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its attribution parties (as defined below)) to exceed 24.99% of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise. Purchasers in this offering may also elect prior to the issuance of pre-funded warrants to have the initial exercise limitation set at any of 4.99%, 9.99% or 19.99% of our outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 24.99%, which increase or decrease shall not become effective until 61 days after notice from the holder to us. Notwithstanding the prior sentence, purchasers in this offering that select an exercise limitation of 19.99% or less will only be allowed to increase the exercise limitation above 19.99% if such increase would not result in a change of control under Nasdaq rules. For purposes of the foregoing, “attribution parties” means, collectively, the following persons and entities with respect to any holder: (i) its direct or indirect affiliates, (ii) any person acting or who could be deemed to be acting as a Section 13(d) “group” together with the holder or any attribution parties and (iii) any other persons whose beneficial ownership of our common stock would or could be aggregated with the holder and/or any other attribution parties for purposes of Section 13(d) or Section 16 of the Exchange Act.

In addition, if the exercise of a pre-funded warrant would result in a holder of pre-funded warrants (together with its attribution parties) acquiring beneficial ownership of our common stock (together with all other equity owned by such holder at such time) equal to or in excess of the notification threshold applicable to the holder under the HSR Act as of the date of delivery of the applicable exercise notice, which we refer to as the HSR Threshold, and no exemption to filing a notice and report form under the HSR Act is applicable, then only such portion of the pre-funded warrants held by such holder, which when exercised does not exceed the HSR Threshold, shall be exercisable and the applicable exercise notice shall be deemed to relate only to such portion of the pre-funded warrants, and the remaining portion of the pre-funded warrants in excess of the HSR Threshold shall not be exercisable until the expiration or early termination of the applicable waiting period under the HSR Act or receipt of applicable approval. For certain holders of pre-funded warrants, upon expiration or early termination of the applicable waiting period under the HSR Act or receipt of applicable approval, such holder shall no longer be subject to any of the limitations on exercise described in this section.

Exercise price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Charges, taxes and expenses

Issuance and delivery of shares of common stock upon exercise of a pre-funded warrant will be made without charge to the holder thereof for any issue or transfer tax, transfer agent fee or other incidental tax or expense (excluding any applicable stamp duties) in respect of the issuance thereof, all of which taxes and expenses shall be paid by us. However, we are not required to pay any tax that may be payable in respect of any transfer involved in the registration of any warrant shares or pre-funded warrants in a name other than that of the holder or an affiliate thereof. The holder shall be responsible for all other tax liability that may arise as a result of holding or transferring its pre-funded warrants or receiving shares upon exercise thereof.

Transferability

Subject to applicable laws, the pre-funded warrants may be assigned by the holder without our consent. The ownership of the pre-funded warrants and any transfers of the pre-funded warrants will be registered in a warrant register maintained by the warrant agent. We will initially act as warrant agent.

Exchange listing

We do not plan on applying to list the pre-funded warrants on The Nasdaq Global Select Market or any other national securities exchange or nationally recognized trading system.

Fundamental transactions

In the event of a “fundamental transaction” (as described in the pre-funded warrants and generally including but not limited to certain reclassifications of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the tender and acceptance for payment of shares representing more than 50% of the voting power of our capital stock pursuant to any tender or exchange offer (whether by us or another person), and the acquisition by another person of more than 50% of the voting power of our capital stock pursuant to a stock purchase agreement or other business combination, including a reorganization, recapitalization or spin-off (except for any such transaction in which our stockholders immediately prior to such transaction maintain, in substantially the same proportions, voting power of us immediately after the transaction)), upon consummation of such a fundamental transaction, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants in full immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

No rights as a stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the pre-funded warrant. In the event of certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration, the holder of a pre-funded warrant shall be entitled to participate in such distributions to the same extent as if such holder held the number of shares of our common stock acquirable upon complete exercise of its pre-funded warrant (without regard to any limitations on exercise). If such distribution would result in such holder and the other attribution parties exceeding the exercise limitations described above, a portion of such distribution shall be held in abeyance for the benefit of such holder until such time as the ownership limitations would not be exceeded.

Material U.S. federal income tax considerations for non-U.S. holders

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of common stock. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of a pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price (if applicable). Each holder of pre-funded warrants should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations).

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per share of common stock sold in the offering. The underwriters have not been engaged to act as warrant agent for the pre-funded warrants or to act as underwriter or agent or otherwise participate in the issuance of the shares of our common stock upon the exercise of the pre-funded warrants.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our common stock will be applicable to the shares underlying the pre-funded warrants upon issuance.

Akero Therapeutics, Inc. has filed a registration statement (including a preliminary prospectus supplement dated January 27, 2025 and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388, or by email at prospectus_department@jefferies.com.